Exhibit 1.1

LETTER OF INTENT

Acquisition of Fudbalski Klub Akademija Pandev

This Letter of Intent (the “LOI”) sets forth the terms and conditions for the acquisition by Brera Holdings PLC, an Irish public limited company or its Italian subsidiary Brera Milano srl (collectively, “Purchaser”) from the undersigned stockholders (each a “Stockholder” and, collectively, the “Stockholders”) of 100% of the capital stock or other equity securities of Fudbalski Klub Akademija Pandev (the “Company”), an entity organized under the laws of North Macedonia. This LOI shall be binding on the parties hereto to the extent set forth herein, and represents an offer from the parties hereto and their respective affiliated entities to enter into an agreement effecting the transactions contemplated herein. The terms and conditions of this Term Sheet are subject in all respects to Purchaser’s satisfactory commercial and legal due diligence and the execution by the parties hereto or their authorized representatives or assignees of a sale and purchase agreement and any other documents or agreements necessary to effect the transactions contemplated hereby.

Structure:

The parties will enter into a securities purchase agreement and other documents or definitive agreements necessary to effect the transactions contemplated hereby (the “Definitive Agreements”) that will be consistent with this LOI and will describe the terms upon which the Purchaser will acquire from the Stockholders a number of shares of the issued and outstanding capital stock or other equity interests of the Company constituting ninety percent (90%) of the outstanding equity of the Company after such acquisition (the “Shares”). Such transaction is referred to herein as the “Transaction.”

On the date that the Parties enter into the Definitive Agreements they will also consummate the purchase and sale of the Shares. Such date is referred to as the “Closing Date”.

Purchase Price:	Purchaser will pay Stockholder an amount in cash and in immediately available funds at the Closing of €600,000, which is the aggregate purchase price for the Shares.
Success Fees:	For a period of ten years, beginning with December 31, 2023 and following each year thereafter until December 31, 2033, the Purchaser shall issue to the Stockholders a number of restricted class B ordinary shares of the Purchaser equal to the quotient of the Applicable Net Income Amount divided by the VWAP Per Share. For purposes of this LOI, the “Applicable Net Income Amount” shall be equal to the sum of (i) fifteen percent (15%) of the net income actually received by the Company from player’s transfer market fees received during the applicable year; plus (ii) fifteen percent (15%) of the net income actually received by the Company from UEFA prize money paid for access to European qualifying rounds (not the group stages, only the rounds) during the applicable year; and “VWAP Per Share” means the average of the daily Volume-Weighted Average Price per share of the class B ordinary shares for each of the ten (10) consecutive trading days beginning on the trading day immediately prior to the measurement date.

Representations, Warranties, and Covenants	The Stockholders will make customary representations and warranties to the Purchaser regarding the ownership of the Shares and regarding the business and operations of the Company, including, without limitation, representations and warranties regarding Organization, Good Standing, No Conflicts with Laws, Constituent Instruments or Agreements, Authorization, Consents or Approvals, Financial Statements, Tax Returns, Litigation, Accuracy of Information Provided to Purchaser, Licenses, Compliance with Laws, Material Liability, Ownership of Assets and Liens, Absence of Liabilities and the representations and warranties will survive the Closing. The Definitive Agreement will also contain customary covenants and indemnities from the Stockholders.
No Liabilities or Debt	At the Closing, the Company will not have any material liabilities or indebtedness. If any liabilities or indebtedness exist as of the Closing Date, then the Purchase Price will first be used to repay such liabilities or indebtedness with the balance being paid to the Stockholders.
Due Diligence	From and after the date of this LOI, the Stockholders will authorize the Company’s management to allow the Purchaser and its advisors full access during normal business hours to the Company’s facilities, records, key employees, and advisors for the purpose of completing Purchaser’s due diligence review and commencing an audit of the financial statements of Company or the preparation of a quality of earnings report. The due diligence investigation will include, but is not limited to, a complete review of the Company’s financial, legal, tax, environmental, intellectual property, and labor records and agreements, and any other matters as Purchaser’s accountants, tax and legal counsel, and other advisors deem relevant.
Definitive Agreements	In addition to the provisions specifically described herein, the Definitive Agreements relating to the Transaction will contain standard representations, warranties, survival periods, indemnification, limits on indemnification, covenants, termination rights, and other provisions appropriate for a Transaction of the type contemplated herein.
Exclusivity	In consideration of the expenses that Purchaser has incurred and will incur in connection with the proposed Transaction, the Stockholders agree that until such time as this LOI has terminated in accordance with the provisions of the Termination section (such period, the “Exclusivity Period”), neither the Company or any of its representatives, officers, employees, directors, agents, Stockholders, subsidiaries, or affiliates nor (the Stockholders collectively with the Company and all such persons and entities, the “Stockholder Group”) shall initiate, solicit, entertain, negotiate, accept, or discuss, directly or indirectly, any proposal or offer from any person or group of persons other than the Purchaser and its Affiliates (an “Acquisition Proposal”) to acquire all or any significant part of the business and properties, capital stock, or capital stock equivalents of the Company, whether by merger, purchase of stock, purchase of assets, tender offer, or otherwise, or provide any non-public information to any third party in connection with an Acquisition Proposal or enter into any agreement, arrangement, or understanding requiring it to abandon, terminate, or fail to consummate the Transaction with Purchaser. Stockholders agree to immediately notify Purchaser if any member of the Stockholder Group receives any indications of interest, requests for information, or offers in respect of an Acquisition Proposal, and will communicate to Purchaser in reasonable detail the terms of any such indication, request, or offer and will provide Purchaser with copies of all written communications relating to any such indication, request, or offer. Immediately upon execution of this LOI, the Stockholders shall, and shall cause the Stockholder Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than Purchaser and its affiliates regarding an Acquisition Proposal. The Stockholders represent that no member of the Stockholder Group is party to or bound by any agreement with respect to an Acquisition Proposal other than under this LOI. This LOI supersedes the non-binding Term Sheet entered into by the Parties on November 27, 2022.

Expenses	Each Party shall bear its own expenses in connection with the Transaction.
No Binding Agreement	After execution by all parties, this LOI will automatically terminate and be of no further force and effect upon the earlier of (a) execution of the Definitive Agreement by Purchaser and Stockholders (and the Company, if required), (b) mutual agreement of Purchaser and the Stockholders, and (c) upon at least ten (10) days written notice of termination from one party to the other which may occur no sooner than March 31, 2023. Notwithstanding anything in the previous sentence, this section of the LOI and the sections entitled “Exclusivity,” “Third-Party Beneficiaries,” “Expenses” and “Governing Law” are binding and enforceable sections of this LOI and shall survive the termination of this LOI and the termination of this LOI shall not affect any rights any Party has with respect to the breach of this LOI by another Party prior to such termination.
Governing Law	THIS LOI SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF NEW YORK.
Miscellaneous	This LOI may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. The headings of the various sections of this LOI have been inserted for reference only and shall not be deemed to be a part of this LOI.
Third Party Beneficiaries	Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this LOI.

If you are in agreement with the terms set forth above and desire to proceed with the proposed Transaction on that basis, please sign this LOI in the space provided below.

Fudbalski Klub Akademija Pandev

By	/s/ Goran Pandev
Name:	Goran Pandev
Title:	Authorized Representative

Stockholders:

/s/ Goran Pandev
Name: Goran Pandev

Accepted and agreed:
Brera Holdings PLC

By	/s/ Sergio Scalpelli
Name:	Sergio Scalpelli
Title:	CEO

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